Exhibit 99.8

INFORMATION ABOUT DIRECTORS AND SENIOR MANAGEMENT

Non-executive Directors

Colin Beggs (BCom (Hons), CA(SA)) (South African) (born 1948)

Independent non-executive director, Chairman of the Audit Committee and member of the Safety, Social and Ethics Committee and Digital, Information Management and Hedging Committee. Mr Beggs has been our Director since 1 July 2009. He joined Price Waterhouse in 1970 and was the Chief Executive Officer of PricewaterhouseCoopers Inc. until the end of June 2009. He is also a former Chairman of the Board of the South African Institute of Chartered Accountants. He served as Chairman of the Accounting Practices Committee and was a member of the Accounting Practices Board. He is also a Director of the Ethics Institute of South Africa. He is a Director and Audit Committee Chairman of Absa Bank Limited, Barclays Africa Group Limited and SAB Zenezele Holdings Limited.

Manual Cuambe (B Eng) (Mozambican) (born 1962)

Independent non-executive director and member of the Capital Investment Committee and Safety, Social and Ethics Committee. Mr Cuambe was appointed as director in 2016. He is the Managing Director of MC Investimentos & Consultoria (MCICO). He served as the Executive Chairman and Chief Executive Officer of Electricidade de Moçambique (EDM) from November 2005 to March 2012. Mr Cuambe is the Chairman of Companhia Eléctrica do Zambeze (CEZA), a wholly-owned subsidiary of EDM. He was a non-executive director of Companhia de Transmissão de Moçambique (MOTRACO), a joint venture between EDM, the Swaziland Electricity Company (SEC) and Eskom, from 1998 to 2002 and served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008. He has a post-graduate certificate in management studies from the Management College of Southern Africa.

Henk Dijkgraaf (MSc Eng (Mining)) (Dutch) (born 1946)

Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination and Governance Committee. Mr Dijkgraaf has been our Director since 2006. He is the former Chief Executive Officer of the Dutch natural gas companies, GasTerra, Gasunie and Nederlandse Aardolie Maatschappij. He held various positions in the Royal Dutch Shell group in a number of countries between 1972 and 2003, including the positions of President, Shell Nederland BV, Director, Shell Exploration and Production and Chief Executive, Gas, Power and Coal. He is Vice Chairman of the Board and Chairman of the Audit Committee of Eneco Holding NV, a major sustainable energy company in Western Europe, a member of the Board of the Southern African-Netherlands Chamber of Commerce and Deputy Chairman and Treasurer of the Netherlands Institute for the Near East. He attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987.

Mandla Gantsho (BCom (Hons), CA(SA), MSc, MPhil, PhD) (South African) (born 1962)

Independent non-executive director, Chairman of the Board and Nomination and Governance Committee and member of the Remuneration Committee as well as the Safety, Social and Ethics Committee. Dr Gantsho has been our Director since 2003 and was appointed Chairman with effect from 22 November 2013. He is the Chairman of Africa Rising Capital, the Chairman and member of the Audit Committee of Ithala Development Finance Corporate and the Chairman of Impala Platinum Holdings Limited. He was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, and before that, the Chief Executive Officer and Managing Director of the Development Bank of Southern Africa. He served as a Director of the South African Reserve Bank from 2011 to 2013. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand in 2001.

Beatrix Kennealy (BAcc (Hons), CA) (South African) (born 1958)

Independent non-executive director and member of the Audit Committee and Capital Investment Committee. Ms Kennealy was appointed as director in 2017. She has been the Chief Financial Officer of large South African companies in the mining, FMCG and financial services sectors, including the Chief Financial Officer of SARS from January 2009 to December 2013. She was also the Chief Operating Officer of Absa Capital from 2006 to 2009 and prior to that led the operations of the corporate banking and transaction unit, reporting into the Executive Director of the Corporate and Business Bank. In 2001, she joined lBHP Billiton as the Vice President Finance of the Manganese

division and also served as the Finance Director at Samancor Chrome from 2001 to 2003. She currently serves as a director on the Standard Bank Group Board.

Nomgando Matyumza (LLB, CA(SA)) (South African) (born 1963)

Independent non-executive director and member of the Audit Committee, the Remuneration Committee and the Capital Investment Committee. Ms Matyumza became our director on 8 September 2014. She is the Lead Independent Director of Wilson Bayly Homes-Ovcon Limited and Chairman of its Audit and Risk Committee. She is a non-executive Director of Hulamin Limited and is Chairman of their Remuneration Committee and a member of its Audit Committee. She has been on independent non-executive director of the Standard Bank of South Africa Limited and Standard Bank Group Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. Ms Matyumza attended the University of Cape Town Graduate School of Business Executive Management Programme in 2000 and is an ordained minister of the African Methodist Episcopal Church.

Imogen Mkhize (BSc (Information Systems), MBA) (South African) (born 1963)

Independent non-executive director, Chairman of the Safety, Social and Ethics Committee and member of the Audit Committee, the Remuneration Committee and the Digital, Information Management and Hedging Committee. Ms Mkhize has been our Director since 2005. She is the former Chairman of The Richards Bay Coal Terminal Company (Pty) Ltd and a Director of NPC-Cimphor and Imbewu Capital Partners. She is a former member of the Financial Markets Advisory Board and previous directorships include Mondi Plc and Mondi Limited, MTN SA, Murray and Roberts, Illovo, Alan Gray, Datacentrix and the Council for Scientific and Industrial Research in South Africa. She was the Managing Director of Lucent Technologies South Africa and CEO of the 18th World Petroleum Congress. Ms Mkhize is the Chairman of the Rhodes Business School and an emeritus member of the Harvard Business School Global Alumni Board. She is also a member of the Accenture South Africa Advisory Board and the Ethics Institute of South Africa. Ms Mkhize is a Chartered Director with the Institute of Directors of South Africa. In January 2015, she completed a Foresight Certificate Program with the College of Technology — University of Houston.

Moses Mkhize (BCom (Hons), Higher Diploma (Electrical Engineering)) (South African) (born 1961)

Independent non-executive director and member of the Nomination and GovernanceCommittee. Mr Mkhize has been our Director since 2011. Mr Mkhize is Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as Director of a number of subsidiaries of Hulamin.

J.J Njeke (BCompt (Hons), CA(SA), HDip Tax Law) (South African) (born 1958)

Independent non-executive director and member of the Nomination and GovernanceCommittee and the Audit Committee. Mr Njeke has been our Director since 2009. He is a past Chairman of the South African Institute of Chartered Accountants. He was the Managing Director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He is the chairman of Adcorp Holdings Limited and MMI Holdings Limited, and a Director of Resilient Property Income Fund and the Council of the University of Johannesburg. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission - Supervisory Body of the Office of Auditor General and the Audit Committee of the National Treasury.

Mpho Nkeli (BSC (Environmental Science) and MBA (South African) (born 1964)

Independent non-executive director and member of the Remuneration Committee and Safety, Social and Ethics Committee. Ms Nkeli served Vodacom Group Limited as the Chief human resource officer responsible for health, safety, environment and facilities and was an executive director of Vodacom South Africa (Pty) Ltd from 2011 to 2014, having previously served as an executive director of Alexander Forbes from 2005 until 2010. She also served as a non-executive director on the Boards of Ellerine Holdings Limited and African Bank Investments Limited. Mpho is a member of the Boards of Impala Platinum Holdings Limited and Life Healthcare Group Limited. She previously chaired the Commission for Employment Equity.

Peter Robertson (BSc (Mech Eng), MBA) (American and British) (born 1947)

Independent Non-executive director, Chairman of the Capital Investment Committee and member of the Remuneration Committee and also the Safety, Social and Ethics Committee and Digital, Information Management and Hedging Committee. Mr Robertson has been our Director since 2012. Mr Robertson is an independent financial and oil and gas advisor. He held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions include Vice-President: Finance, Chevron USA, President: Exploration And Production Company and President: ChevronTexaco Overseas Petroleum. He served as Vice-Chairman of the Chevron Corporation Board from 2002 to 2009. Mr Robertson is a former Chairman of the US Energy Association and non-executive director of Sasol Chevron Holding Limited. He is also a Director and member of the Audit Committee of Jacobs Engineering Group Inc. He is a member of the Advisory Board of Campbell Lutyens and is Chairman of the World Affairs Council and the US-Saudi Arabian Business Council.

Stephen Westwell (BSc (Mech Eng), MSc (Management), MBA) (British) (born 1958)

Independent non-executive Director and Chairman of the Digital, Information Management and Hedging Committee and member of the Audit Committee, Capital Investment Committee and Safety, Social and Ethis Committee. Mr Westwell has been our Director since 2012. He is also a director and chairman of the Audit committee of Control Risk Limited. He was the Chief Executive Officer and Director of the EFR Group BV from 2015 to 2016. Before that he was the Chief Executive Officer of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States and the United Kingdom between 1988 and 2007. These positions include head of BP’s retail business in South Africa and Board Member of PB Southern Africa, Chief Executive Officer for BP Solar; Chief Executive officer of BP Alternative Energy. He served as the Group Chief of Staff and a member of the executive management team in the United Kingdom from 2008 to 2011. He also worked for Eskom Holdings Limited in several operational capacities.

Executive Directors

Steve Cornell (BSc Chem Eng) (American) (born 1956)

Executive Director and member of the Capital Investment Committee, the Digital, Information Management and Hedging Committee and Safety, Social and Ethics Committee. Mr Cornell became our Joint President and CEO on 1 July 2016. He joined Sasol as Executive Vice President, International Operations on 1 February 2014, and was responsible for all Sasol’s operational activities outside Africa. Prior to that, he held senior positions at BP North America. He was Chief Operating Officer for US Fuels, responsible for production, sales, marketing and logistics of BP fuel products in the US. He was also BP’s Global Head of major downstream projects, providing oversight to all large capital projects in the petrochemicals and fuels businesses. He was also responsible for the development of BP’s fuels business in China. Before these positions he was Regional Vice President for Refining, responsible for BP’s refining business in the United States.

Bongani Nqwababa (BAcc (Hons), CA(Z), MBA) (South African) (born 1966)

Executive Director and member of the Capital Investment Committee, Digital, Information Management and Hedging Committee and Safety, Social and Ethics Committee. Mr Nqwababa became our Joint President and CEO on 1 July 2016. In August 2017, Business Unity South Africa (Busa), a non-profit organisation in South Africa which represents South Africa’s organised business, appointed him as its representative on the Brics Business Council. He was previously Group Chief Financial Officer, having been appointed to the Group Executive Committee on 1 March 2015. Before joining Sasol, he was Finance Director at Anglo American Platinum Limited. He is also a previous Finance Director of Eskom Holdings and Chief Financial Officer of Shell Southern Africa, and served as a non-executive director of Old Mutual plc and as Chairman of the South African Revenue Services Audit Committee. In his previous roles, he has worked in many countries across the world including The Netherlands and United Kingdom. From December 2013 to September 2014, he served as an independent nonexecutive director of Sasol.

Paul Victor (BCompt (Hons), CA(SA), International Tax law (Hons)) (South African) (born 1972) Executive Director and member of the Capital Investment Committee, the Digital, Information Management and Hedging Committee and Safety, Social and Ethics Committee. Mr Victor became our Chief Financial Officer (CFO) and director on 1 July 2016. He was previously Senior Vice President: Financial Control Services at Sasol, and served as Acting CFO from 10 September 2013 to 28 February 2015. Mr Victor gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels — a position he held until 2011, when he was appointed to head up the group’s financial governance and reporting.

* Nolitha Fakude - Executive Director, appointed to the Board in 2005 and resigned effective 31 December 2016

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Senior Management

Fleetwood Grobler has been a member of our GEC since 1 December 2013. He is our Executive Vice President, Chemicals Business, and is responsible for our global chemicals business. Prior to his appointment to the GEC, he was the Managing Director of Sasol Olefins & Surfactants. Mr Grobler joined Sasol in 1984 and has served in most of our South African operating facilities and has extensive experience in our international businesses. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1984 and completed the Advanced Executive Program at the University of South Africa in 1994.

Vuyo Kahla has been a member of our GEC since 1 January 2011 and has been our Company Secretary since 14 March 2011. He is the Executive Vice President, Advisory, Assurance and Supply Chain and Company Secretary, and is responsible for the governance, compliance and ethics; legal, intellectual property and regulatory services; assurance services (incorporating the internal audit and forensic services functions); and supply chain functions. From June 2004 to November 2010, he held executive positions in Transnet SOC Limited, with responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. The World Economic Forum recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is the Chairman of the Council of Rhodes University. He obtained a Bachelor of Arts (Law) degree and a postgraduate Bachelor of Law degree from Rhodes University, South Africa in 1994 and 1996, respectively.

Bernard Klingenberg became a member of the GEC on 1 April 2009. He has been our Executive Vice President, Southern African Operations since 1 July 2014 and with effect from 1 July 2016, is responsible for our operations globally. He was responsible for group human resources for a period of two years from 1 April 2009. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the Managing Director of Sasol Polymers from April 2007 to March 2009 and before that the Managing Director of Sasol Nitro. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town, South Africa in 1986.

Charlotte Mokoena was appointed as the Executive Vice President, Human Resources and Corporate Affairs and became a member of the GEC in 2017. Prior to this role she was the Human Resources Executive at Tongaat Hulett Limited from 2013. Charlotte spent 11 years at Telkom South African Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services disciplines. She has a BA (Human Resources Development and Social Sciences).

Maurice Radebe has been a member of our GEC since 1 November 2010. He has been our Executive Vice President responsible for our Energy Business since 1 July 2014. Prior to that, he was our Group Executive responsible for global corporate affairs, government relations and enterprise development. Mr Radebe joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the Managing Director. He served as the Managing Director of Sasol Oil from December 2006 until October 2010. He is chairman of the South African Petroleum Industry Association for the 2015 and 2016 calendar years. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North (now known as the University of Limpopo), Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Program at Harvard Business School in the US in 2007.

Riaan Rademan has been a member of our GEC since 1 May 2009. He is our Executive Vice President, Upstream and Business Enablement, responsible for mining, exploration and production and business enablement. Prior to that, he had been responsible for mining, safety, health and environment, supply chain and information management, shared services, group information management and procurement and supply chain. He previously served as Managing Director of Sasol Nitro and Sasol Mining. Mr Rademan obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from the University of South Africa in 1987. He attended the Advanced Management Program at the University of Pennsylvania, Wharton School in the US in 1995.

Stephan Schoeman has been a member of our GEC since 1 May 2014. He is our Executive Vice President, Technology responsible for technology and our mega-projects in Lake Charles, Louisiana in the US. He was the

Managing Director of Sasol Synfuels from May 2011 to March 2014. Prior to that, he was the Managing Director of Sasol Infrachem. Mr Schoeman has worked at most of Sasol’s South African operating facilities and has extensive international experience. He obtained a Bachelor of Chemical Engineering degree from the University of Pretoria, South Africa in 1986.

Jon Harris has been appointed as a member of our GEC and Executive Vice President, Upstream, with effect from 7 August 2017 and will be responsible for mining and exploration and production. Previously he was with BG Group, a British multinational oil and gas company where he has gained deep and broad experience within the upstream oil and gas industry, having worked on conventional and unconventional resource plays, including liquefied natural gas and shale gas. Jon has a master’s degree in Fuels and Energy Engineering from Leeds University (UK) and completed the Advanced Management Programme at Duke University (USA)

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